[redacted]

09056063

ICY
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.J. Bradley Company Investment Banking/Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Columbine Street, Suite 300
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bradley (303) 825-5670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 South Kingston Court, Suite 200	Englewood	Colorado	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR - 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG
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OATH OR AFFIRMATION

I, William J. Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.J. Bradley Investment Banking/Capital Markets, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL WRIGHT
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES 3-10-2012

Cheryl Wright
Notary Public

[Signature]
Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) Independent auditors report
- [x] (p) A report on internal control

W.J. BRADLEY COMPANY INVESTMENT
BANKING/CAPITAL MARKETS

TABLE OF CONTENTS

RICHEY MAY & CO.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
W.J. Bradley Company Investment Banking/Capital Markets
Denver, Colorado

We have audited the accompanying statements of financial condition of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computation of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richey May & Co

Englewood, Colorado
February 28, 2009

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 22,596	$ 53,556
Prepaid expenses	3,530	6,750
Total current assets	26,126	60,306
TOTAL ASSETS	$ 26,126	$ 60,306
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 1,657
Total liabilities	-	1,657
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 17,000 shares issued and outstanding	17,000	17,000
Additional paid in capital	45,285	45,285
Retained earnings (deficit)	(36,159)	(3,636)
Total stockholders' equity	26,126	58,649
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 26,126	$ 60,306

The accompanying notes are an integral part
of these financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
REVENUE		
Consulting income	$ 90,148	$ 205,000
EXPENSES		
Salaries, commissions and benefits	546	109,394
General and administrative	22,125	44,965
Total expenses	22,671	154,359
NET INCOME	$ 67,477	$ 50,641

The accompanying notes are an integral part
of these financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2006	17,000	$17,000	$ 45,285	$ (27,277)	$ 35,008
Stockholder distributions	-	-	-	(27,000)	(27,000)
Net income	-	-	-	50,641	50,641
Balance, December 31, 2007	17,000	17,000	45,285	(3,636)	58,649
Stockholder distributions	-	-	-	(100,000)	(100,000)
Net income	-	-	-	67,477	67,477
Balance, December 31, 2008	17,000	$ 17,000	$ 45,285	$ (36,159)	$ 26,126

The accompanying notes are an integral part
of these financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 67,477	$ 50,641
(Increase) decrease in -		
Prepaid expenses	3,220	1,949
Increase (decrease) in-		
Accounts payable	(1,657)	(138)
Net cash provided by operating activities	69,040	52,452
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(100,000)	(27,000)
Net cash (used) by financing activities	(100,000)	(27,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(30,960)	25,452
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	53,556	28,104
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 22,596	$ 53,556

The accompanying notes are an integral part
of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

W.J. Bradley Company Investment Banking/Capital Markets (the "Company"), a Colorado corporation, is a registered broker dealer formed on July 9, 2001. The Company received its approval as a broker dealer in February 2002. The Company is wholly owned by W.J. Bradley Company (the "Parent").

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was formed to provide merger and acquisition advisory services in addition to private placement of debt and equity and private Direct Participation Programs to clients primarily in the residential mortgage banking industry. The Company does not hold customer funds or securities.

The Company's operations are headquartered in Denver, Colorado.

Investment Banking and Advisory Services

The Company earned substantially all of its revenue from investment banking and advisory services which include private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement (generally less than 6 months), recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is complete.

Concentrations

During the year ended December 31, 2008, 100% of the Company's total investment banking and advisory service revenue was received from a related entity (Note C).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's parent company has elected to be taxed as a Subchapter S Corporation under the Internal Revenue Code. Accordingly, no income tax provision has been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the stockholder's personal income tax return.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising is expensed as incurred.

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company periodically maintains cash balances in financial institutions in excess of FDIC insurance limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, which provides a framework for measuring fair value when such measurements are utilized for accounting purposes. The framework focuses on an exit price in the principal market accessible in an orderly transaction between willing market participants. SFAS No. 157 establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices for identical assets or liabilities in an active market and the Level 3 representing estimated values based on unobservable inputs. Under SFAS No. 157, related disclosures are segregated for assets and liabilities measured at fair value based on the level used within the hierarchy to determine their fair values. SFAS No. 157 was adopted effective on January 1, 2008, and did not have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 155. SFAS No. 159 permits fair value accounting to be irrevocably elected for certain financial assets and liabilities at the time of acquisition on an individual contract basis or at a re-measurement event date. Upon adoption of SFAS No. 159, January 1, 2008, fair value accounting may also be elected for existing financial assets and liabilities. For those instruments for which fair value accounting is elected, changes in fair value will be recognized in earnings. Fees and costs associated with origination or acquisition will be recognized as incurred rather than deferred. The Company has not elected to adopt SFAS 159 for any financial instruments.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (FAS-141R), Business Combinations, which replaces FAS-141, Business Combinations . The new Statement will significantly change the accounting for business combinations and will impact financial statements both on the acquisition date and in subsequent periods. Under FAS-141R, an acquiring entity will be required to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values as of the acquisition date, with limited exceptions. FAS-141R also includes a substantial number of new disclosure requirements. FAS-141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We anticipate SFAS No. 141R will not have a material impact on our financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 (FAS-160), Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51. The new Statement establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other matters, it also requires the recognition of a noncontrolling interest (sometimes called "minority interest") as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. FAS-160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We anticipate SFAS No. 160 will not have a material impact on our financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, which changes the disclosure requirements for derivative instruments and hedging activities. Enhanced disclosures are required to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We anticipate SFAS No. 160 will not have a material impact on our financial statements.

In May 2008, the FASB issued Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." We anticipate SFAS No. 162 will not have a material impact on our financial statements.

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60", which requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. The effective date of SFAS No. 163 is for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We anticipate SFAS No. 163 will not have a material impact on our financial statements.

B. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had a net capital of $22,596, which was $17,596 in excess of its required net capital of $5,000 and the Company had a percentage of aggregate indebtedness to net capital of 0%.

There are no reconciling items between the Company's computation of net capital and the computation based on the audited financial statements.

C. RELATED PARTY TRANSACTIONS

Under a management agreement, the parent provides certain general and administrative services to the Company. These expenses are not charged to the Company and are not recorded in the Company's financial statements because the Company's parent has agreed in writing, to assume responsibility for these expenses.

The Company also provides consultation services to an entity whose owner is the sole owner of the Company's parent. During the year ended December 31, 2008, the Company received a total of $90,000 for consulting services and transaction fees for investment banking and advisory services provided to the entity.

D. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash, short-term receivables, and short-term payables approximate their fair value at December 31, 2008 and 2007, respectively.

SUPPLEMENTAL INFORMATION

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKET
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Total stockholders' equity	$ 26,126
Deductions and/or charges:	
Non-allowable assets	(3,530)
Net capital before haircuts on securities positions	22,596
Haircuts and undue concentration	-
NET CAPITAL	$ 22,596
MINIMUM NET CAPITAL REQUIREMENT (Greater of $5,000 or 6.66% of aggregate indebtedness)	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 17,596
AGGREGATE INDEBTEDNESS	$ -
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0%

RICHEY MAY & Co.

To the Board of Directors
W.J. Bradley Company Investment Banking/Capital Markets

In planning and performing our audit of the financial statements and supplemental schedules of W.J. Bradley Company Investment Banking/Capital Markets, as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 28, 2009.

> Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Therefore, normal internal controls and procedures for recording, reviewing and reporting transactions are not present in the Company. The president of the Company is aware of the weakness in internal control; however, due to the size of the Company, the president does not believe it is practical to have additional accounting or bookkeeping personnel. The president has informed us that he reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate, as noted above, at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Englewood, Colorado
February 28, 2009

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

FINANCIAL STATEMENTS DECEMBER 31, 2008 AND 2007